**Mercedes-Benz Auto Receivables Trust 2020-1**
**Investor Report**



Amounts in USD

## Dates

| | | | | |
|---|---|---|---|---|
| Collection Period No. | 1 | | | |
| Collection Period (from... to) | 1-May-2020 | 30-Jun-2020 | | |
| Determination Date | 13-Jul-2020 | | | |
| Record Date | 14-Jul-2020 | | | |
| Distribution Date | 15-Jul-2020 | | | |
| Interest Period of the Class A-1 Notes (from... to) | 23-Jun-2020 | 15-Jul-2020 | Actual/360 Days | 22 |
| Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to) | 23-Jun-2020 | 15-Jul-2020 | 30/360 Days | 22 |

## Summary

| | Initial Balance | Beginning Balance | Ending Balance | Principal Payment | Principal per $1000 Face Amount | Note Factor |
|---|---|---|---|---|---|---|
| Class A-1 Notes | 278,000,000.00 | 278,000,000.00 | 204,955,307.96 | 73,044,692.04 | 262.750691 | 0.737249 |
| Class A-2 Notes | 351,600,000.00 | 351,600,000.00 | 351,600,000.00 | 0.00 | 0.000000 | 1.000000 |
| Class A-3 Notes | 351,600,000.00 | 351,600,000.00 | 351,600,000.00 | 0.00 | 0.000000 | 1.000000 |
| Class A-4 Notes | 80,020,000.00 | 80,020,000.00 | 80,020,000.00 | 0.00 | 0.000000 | 1.000000 |
| **Total Note Balance** | **1,061,220,000.00** | **1,061,220,000.00** | **988,175,307.96** | **73,044,692.04** | | |

| | | | |
|---|---|---|---|
| Overcollateralization | 27,225,882.84 | 27,225,882.84 | 27,211,147.07 |
| Adjusted Pool Balance | 1,088,445,882.84 | 1,088,445,882.84 | 1,015,386,455.03 |
| Yield Supplement Overcollateralization Amount | 36,332,043.60 | 36,332,043.60 | 33,521,316.39 |
| **Pool Balance** | **1,124,777,926.44** | **1,124,777,926.44** | **1,048,907,771.42** |

| | Amount | Percentage |
|---|---|---|
| Initial Overcollateralization Amount | 27,225,882.84 | 2.50% |
| Target Overcollateralization Amount | 27,211,147.07 | 2.50% |
| Current Overcollateralization Amount | 27,211,147.07 | 2.50% |

| | Interest Rate | Interest Payment | Interest per $1000 Face Amount | Interest & Principal Payment | Interest & Principal Payment per $1000 Face Amount |
|---|---|---|---|---|---|
| Class A-1 Notes | 0.262750% | 44,638.31 | 0.160569 | 73,089,330.35 | 262.911260 |
| Class A-2 Notes | 0.460000% | 98,838.67 | 0.281111 | 98,838.67 | 0.281111 |
| Class A-3 Notes | 0.550000% | 118,176.67 | 0.336111 | 118,176.67 | 0.336111 |
| Class A-4 Notes | 0.770000% | 37,653.86 | 0.470556 | 37,653.86 | 0.470556 |

| Total | | $299,307.51 | | $73,343,999.55 | |
|---|---|---|---|---|---|

| **Available Funds** | | **Distributions** | |
|---|---|---|---|
| Principal Collections | 74,745,103.43 | (1) Total Servicing Fee | 1,874,629.88 |
| Interest Collections | 7,004,363.17 | Nonrecoverable Advances to the Servicer | 0.00 |
| Net Liquidation Proceeds | 402,876.50 | (2) Total Trustee Fees and any Asset Representations Reviewer fees | 0.00 |
| Recoveries | 0.00 | (max. $250,000 p.a.) | |
| Purchase Amounts | 129,115.77 | (3) Interest Distributable Amount Class A Notes | 299,307.51 |
| | | | |
| Advances made by the Servicer | 0.00 | (4) Priority Principal Distributable Amount | 0.00 |
| Investment Earnings | 1,891.22 | (5) To Reserve Fund to reach the Reserve Fund Required Amount | 0.00 |
| **Available Collections** | **82,283,350.09** | (6) Regular Principal Distributable Amount | 73,044,692.04 |
| Reserve Fund Draw Amount | 0.00 | (7) Additional Servicing Fee and Transition Costs | 0.00 |
| **Available Funds** | **82,283,350.09** | (8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)] | 0.00 |
| | | (9) Excess Collections to Certificateholders | 7,064,720.66 |
| | | | |
| | | **Total Distribution** | **82,283,350.09** |

**Distribution Detail**

| | Due | Paid | Shortfall |
|---|---|---|---|
| Total Servicing Fee | 1,874,629.88 | 1,874,629.88 | 0.00 |
| | | | |
| Total Trustee Fee | 0.00 | 0.00 | 0.00 |
| | | | |
| Monthly Interest Distributable Amount | 299,307.51 | 299,307.51 | 0.00 |
| thereof on Class A-1 Notes | 44,638.31 | 44,638.31 | 0.00 |
| thereof on Class A-2 Notes | 98,838.67 | 98,838.67 | 0.00 |
| thereof on Class A-3 Notes | 118,176.67 | 118,176.67 | 0.00 |
| thereof on Class A-4 Notes | 37,653.86 | 37,653.86 | 0.00 |
| Interest Carryover Shortfall Amount | 0.00 | 0.00 | 0.00 |
| thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-3 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-4 Notes | 0.00 | 0.00 | 0.00 |
| | | | |
| Interest Distributable Amount Class A Notes | 299,307.51 | 299,307.51 | 0.00 |
| Priority Principal Distributable Amount | 0.00 | 0.00 | 0.00 |
| Regular Principal Distributable Amount | 73,044,692.04 | 73,044,692.04 | 0.00 |
| | | | |
| Aggregate Principal Distributable Amount | 73,044,692.04 | 73,044,692.04 | 0.00 |

## Reserve Fund and Investment Earnings

### Reserve Fund

| | |
|---|---:|
| Reserve Fund Required Amount | 10,884,458.83 |
| | |
| Reserve Fund Amount - Beginning Balance | 10,884,458.83 |
| plus/minus change to meet Reserve Fund Required Amount | 0.00 |
| plus Net Investment Earnings for the Collection Period | 237.91 |
| minus Net Investment Earnings | 237.91 |
| minus Reserve Fund Draw Amount | 0.00 |
| Reserve Fund Amount - Ending Balance | 10,884,458.83 |
| Reserve Fund Deficiency | 0.00 |

### Investment Earnings

| | |
|---|---:|
| Net Investment Earnings on the Reserve Fund | 237.91 |
| Net Investment Earnings on the Collection Account | 1,653.31 |
| Investment Earnings for the Collection Period | 1,891.22 |

## Notice to Investors

Note 1:

379 accounts with an outstanding principal balance of $14,262,511.65 did not have an installment payment scheduled for the current Collection Period.

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Note 2:

In response to the COVID-19 (coronavirus) pandemic, the Servicer is taking steps to offer relief to customers impacted by the crisis.  Such relief may take the form of deferrals of payment obligations, initially estimated not to exceed three months and currently extended to a maximum of five months, which will generally result in an extension of the term of the customer's contract by an equivalent number of months.  The Servicer will not consider a customer's contract to be delinquent as a result of any such deferral. The Servicer is also implementing a phased resumption of collection activities, including repossessions, that have been temporarily curtailed in response to the COVID-19 pandemic. Additional relief may be offered to customers in affected areas in the future as the COVID-19 situation develops.

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Note 3:

The fair value of the Notes and the Certificates on the Closing Date is summarized as follows:
Class A-1 Notes $278M (24.1%), Class A-2 Notes $352M (30.4%), Class A-3 Notes $352M (30.4%), Class A-4 Notes $80M (6.9%), Certificates $94M (8.2%), Total $1,156M (100.0%).
The Depositor must retain a percentage interest in the Certificates with a fair value of at least 5% of the aggregate fair value of the Notes and Certificates, or $57,779,746.28, according to Regulation RR.

## Pool Statistics

| Pool Data | Amount | Number of Receivables |
|---|---:|---:|
| Cutoff Date Pool Balance | 1,124,777,926.44 | 35,214 |
| | | |
| Pool Balance beginning of Collection Period | | |
| | 1,124,777,926.44 | 35,214 |

| | | |
|---|---:|---:|
| Principal Collections | 47,593,563.76 | |
| Principal Collections attributable to Full Pay-offs | 27,151,539.67 | |
| Principal Purchase Amounts | 129,115.77 | |
| Principal Gross Losses | | |
| | 995,935.82 | |
| Pool Balance end of Collection Period | 1,048,907,771.42 | 34,240 |
| Pool Factor | 93.25% | |

| | As of Cutoff Date | Current |
|---|---:|---:|
| Weighted Average APR | 3.82% | 3.83% |
| Weighted Average Number of Remaining Payments | 52.53 | 49.84 |
| Weighted Average Seasoning (months) | 11.02 | 13.34 |

**Delinquency Profile**

| **Delinquency Profile (1)** | Amount | Number of Receivables | Percentage |
|---|---:|---:|---:|
| Current | | | |
| | 1,047,913,460.10 | 34,211 | 99.91% |
| 31-60 Days Delinquent | 821,392.32 | 24 | 0.08% |
| 61-90 Days Delinquent | 172,919.00 | 5 | 0.02% |
| 91-120 Days Delinquent | 0.00 | 0 | - |

| | | | |
|---|---|---|---|
| Total | 1,048,907,771.42 | 34,240 | 100.00% |

**Delinquency Trigger** 3.550%

60+ Delinquency Loans to EOP Aggregate Securitization Value 0.016%

Delinquency Trigger occurred No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

## Loss Statistics

| | Current | | Cumulative | |
|---|---|---|---|---|
| **Losses (1)** | Amount | Number of Receivables | Amount | Number of Receivables |
| Principal Gross Losses | 995,935.82 | 19 | 995,935.82 | 19 |
| Principal Net Liquidation Proceeds | 401,802.27 | | 401,802.27 | |
| Principal Recoveries | - | | - | |
| Principal Net Loss / (Gain) | 594,133.55 | | 594,133.55 | |

**Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):**

| | |
|---|---|
| Current Collection Period | 0.328% |
| Prior Collection Period | NA |
| Second Prior Collection Period | NA |
| Third Prior Collection Period | NA |
| Four Month Average | 0.328% |

**Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance** 0.053%

**Average Net Loss / (Gain)** 31,270.19

(1) Losses include accounts that have been charged off with a balance remaining of less than $50.  These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.